Sandler O’Neill & Partners, L.P.
1251 Avenue of the Americas, 6th Floor
New York, NY  10020

October 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:  Michael Clampitt

Re:                             Veritex Holdings, Inc.

Registration Statement on Form S-1

Registration No. 333-198484

Ladies and Gentlemen:

As representatives of the several underwriters of Veritex Holdings, Inc.’s proposed initial public offering of its common stock, we hereby join Veritex Holdings, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on October 8, 2014, or as soon thereafter as is practicable.

Very truly yours,

Sandler O’Neill & Partners, L.P.
Stephens Inc.
Sterne, Agee & Leach, Inc.

SANDLER O’NEILL & PARTNERS, L.P.
as Representative of the several Underwriters

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ R. A. Kleinert
Name: Robert A. Kleinert
Title: Managing Principal

STEPHENS INC.
as Representative of the several Underwriters

By:	/s/ Robert E. Ulrey
Name: Robert E. Ulrey
Title: Managing Director